Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

The following key messages and talking points from announcements made on 23 July were produced for senior leaders of Barclays PLC on 23 July 2007.

Summary of announcements

Barclays has made a series of announcements representing a pivotal step in accelerating our global growth strategy of diversifying our earnings to deliver higher profit growth.

The three announcements are:

1.	A ground-breaking partnership with China Development Bank, owned by the government of China.

2.	New equity investment into Barclays of up to €13.4bn by China Development Bank and Temasek Holdings, the investment company of the government of Singapore.

3.	Revised terms of our offer for ABN AMRO.

We have also issued a trading statement which shows a strong performance for the first half of 2007.

Key messages

•	Our strategy of pursuing higher profit growth by diversifying our earnings remains unchanged.

•	This strategy is delivering – the Barclays of today is a global financial services company with 50 per cent of profit generated outside the UK.

•	Our first half performance in 2007 extends this trend, with profit up 12 per cent, earnings per share up 14 per cent and our dividend up 10 per cent.

•

The ground-breaking partnership with China Development Bank, one of the leading, government-sponsored, financial institutions in China, is a major development which provides a clear opportunity to accelerate Barclays global ambitions.

•	The €13.4bn proposed investment by China Development Bank and Temasek Holdings demonstrates tangible support for, and commitment to our strategy. It is also signals their confidence in the proposed ABN AMRO merger and the way in which it will deliver value.

•

We remain committed to the proposed merger with ABN AMRO and have constructed an improved offer. The revised offer introduces €25bn cash into the deal providing a flexible alternative for those ABN AMRO shareholders who prefer to take cash.

•	Dilution of investment for our existing shareholders will be minimised by a share buyback.

Talking points

1. Ground-breaking partnership with China Development Bank

•	Barclays has entered into an exclusive partnership with China Development Bank

•	This will give our business accelerated growth opportunities in China, where we are already active, through working with one of the leading government-sponsored financial institutions in China

•	The biggest opportunities are for our Investment Banking and Investment Management businesses in financing and risk management, commodities and asset management

•	China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations

•	While the impact of the new partnership with China Development Bank will be even more significant if the ABN AMRO proposed merger is completed, the partnership is not conditional on the larger deal

•

The strategic nature of the collaboration means that we will contribute expertise, products, training and talent management, while China Development Bank will provide unparalleled access to the Chinese market and to Chinese companies around the world

•	China Development Bank will also make a significant investment in Barclays.

2. New equity investment into Barclays of €13.4bn by China Development Bank and Temasek

•

China Development Bank will invest €9.8bn in Barclays for a shareholding of 6.3 per cent to 7.7 per cent – €2.2bn will be invested now with a further €7.6bn conditional on the completion of the proposed merger with ABN AMRO

•

In addition, Temasek, the investment company owned by the government of Singapore and one of the most successful equity investors in the world, will invest €3.6bn for a shareholding of 2.4 per cent to 2.9 per cent. Temasek will invest €1.4bn now with a further €2.2bn on condition of the proposed merger with ABN AMRO

•	China Development Bank and Temasek will together commit up to €13.4bn

•	The partnerships with China Development Bank and Temasek will broaden our relationships in China and the rest of Asia enabling us to accelerate our strategy and unlock value for our shareholders

•	The partnerships demonstrate tangible support of, and commitment to, Barclays strategy

•

They are also a clear signal of the confidence that both China Development Bank and Temasek have in the proposed ABN AMRO merger and the way in which it will deliver incremental growth and incremental returns

•	Both investors have existing relationships with Barclays Capital and without these relationships the partnerships would not have been possible

•	There will be one Barclays Board seat for China Development Bank, and, if the merger becomes unconditional, Temasek will nominate one Director to the Barclays Board

•

We intend to initiate a share buyback of up to €3.6bn in order to minimise any possible dilution for existing shareholders. The earliest date the buyback would commence is shortly after the publication of Barclays Interim Results on 2 August.

3. Revised Terms of our offer for ABN AMRO

•

While we continue to successfully execute our strategy and deliver strong returns to our shareholders, the merger with ABN AMRO will generate higher growth, and higher returns, than would be achieved on a stand-alone basis

•	For this reason we remain committed to the merger and have constructed a new offer, while ensuring we maintain financial discipline

•	The new offer introduces a total cash contribution of €24.8bn into the deal

•	This will provide a flexible alternative for those ABN AMRO shareholders who do not want to take equity

•	The €24.8bn is being funded from three sources: the investment by China Development Bank and Temasek, the proceeds from the LaSalle sale and cash from Barclays existing resources.

4. Strong first half earnings

•	Accompanying today’s announcements we have issued a trading statement on our performance in the first six months of the year

•	Profits are up 12%, earning per share is up 14% and our dividend is up 10%

•	Barclays Capital has delivered very strong performance with profit up over 30%, generated by two consecutive record quarters

•	Both UK Retail Banking and UK Business Banking profits are up 9% and we are on track to deliver on our commitment of a further 2% cost:income ratio improvement in 2007

•

Our strong first half clearly demonstrates that the strategy Barclays continues to pursue is delivering for our shareholders. It also shows that we have kept our eyes firmly on managing the operating performance of our business.

Indicative timetable

Note: This timetable is included for illustrative purposes only and may be subject to change.

August 2007: Publication of Revised Offer documentation, Prospectus and Barclays circular to shareholders

September 2007: Extraordinary General Meeting of Barclays shareholders to approve the Revised Offer

End September 2007: Closing date of the Revised Offer.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

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